October 29, 2018

Todd W. Garner
Executive Vice President & Chief Financial Officer
CONMED Corporation
525 French Road
Utica, New York 13502

       Re: CONMED Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 26, 2018
           File No. 000-16093

Dear Mr. Garner:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery